UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2018

Commission File Number 001-35715

KBS FASHION GROUP LIMITED

(Translation of registrant’s name into English)

Xin Fengge Building

Yupu Industrial Park

Shishi City, Fujian Province 362700

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On February 10, 2018, the board of directors of KBS Fashion Group Limited (the “Company”) granted an aggregate of 285,000 restricted shares of common stock to the executive officers and directors as compensations for their services. The grants were as follows:

●        Keyan Yan, Chairman and Chief Executive Officer, was granted 140,000 shares;

●        Lixia Tu, director and Chief Financial Officer, was granted 60,000 shares;

●        Themis Kalapotharakos, director, was granted 35,000 shares;

●        Matthew Los, director, was granted 35,000 shares;

●        John Sano, director, was granted 5,000 shares;

●        Zhongmin Zhang, director, was granted 5,000 shares;

●        Yuet Mei Chan, director, was granted 5,000 shares.

All of the shares vested immediately upon granting. The issuance of the shares was made in reliance on the exemption provided by Section 4(a)(2) of the Securities Act of 1933, as amended (the "Act"), for the offer and sale of securities not involving a public offering. None of the shares have been registered under the Act and neither may be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2018	KBS FASHION GROUP LIMITED

	By:	/s/ Lixia Tu
Lixia Tu
Chief Financial Officer

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